NOVAGOLD RESOURCES INC.

THIRD QUARTER REPORT
AUGUST 31, 2003

N o v a G o l d   R e s o u r c e s   I n c .

THIRD QUARTER 2003 REPORT TO THE SHAREHOLDERS

NovaGold Resources Inc. is pleased to report its financial and operating results for the nine month period ended August 31, 2003 together with an update of the Company's activities.

NovaGold Project Update

During the reporting period NovaGold made significant advancement on several key initiatives to further the Company’s rapid growth. With the completion of the Company’s recent financing NovaGold has a very strong balance sheet with over $50 million in cash on hand. NovaGold is rapidly advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada including two of the largest undeveloped deposits in North America, Donlin Creek (25 million ounces) and Galore Creek (5 million ounces). NovaGold's net share of gold resources after all earn-ins is 14.4 million ounces of unhedged gold or 1/3 ounce of gold per share. This is one of the largest unhedged resource bases of any junior gold company.

In addition to our large gold resource base, NovaGold has one of the strongest growth profiles in the gold business from its existing properties with a projected total share of production between 500,000 to 700,000 ounces of gold per year by the end of the decade when Donlin Creek is expected to be fully producing. This production growth will come through the continued development of our four advanced stage projects: Rock Creek, Nome Gold, Donlin Creek and Galore Creek as part of the Company’s overall strategy to transition from a highly successful pure exploration company to an exploration focused, quality gold producer.

Rock Creek Project

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final 30,000 foot in-fill feasibility delineation drill program was completed with two diamond core drills on the project. This program was designed to increase the infill drill spacing to a level sufficient to complete a final Feasibility Study by mid-2004. Mine construction at Rock Creek is targeted for 2005 after the receipt of final construction permits.

Independent engineering firms, Norwest Corporation and AMEC E&C Services Ltd, recently completed an independent

Economic Assessment Study at Rock Creek. This study showed that the project could produce an average of 110,000 ounces per year at a total cash cost of US$200 per ounce. Environmental baseline data collection has begun in preparation for project permitting anticipated to begin in mid-2004 upon completion of a positive Feasibility Study. The State of Alaska has allocated and approved money to begin construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek area in 2004. NovaGold held a town meeting in Nome earlier in October and received widespread support fo the project.

Nome Gold Project

In addition to the program at Rock Creek, NovaGold has initiated an engineering review of the Company’s Nome Gold Project located just outside of Nome, Alaska. This review will look at restarting gold production on the famous Nome beach gravels that have historically produced over 4 million ounces of gold. The project contains an estimated gold resource of 2.2 million ounces of resource based on over 7,000 drill holes. A test mining program is planned in 2004 to collect a bulk sample and finalize any additional engineering work necessary to make a full production decision. With gold prices above US$350 per ounce Management feels that the Nome Gold Project could be rapidly moved to a production decision.

Donlin Creek Project

At the Donlin Creek Project Placer Dome is advancing the project to a production decision in order to earn an additional 40% interest. Placer Dome currently has a 30% interest in the project. To earn its additional interest in the project as project operator it must spend the next US$32 million toward project development, complete a bankable Feasibility Study, and make a positive decision to construct a mine to produce not less than 600,000 ounces of gold per year for the first five years, all before November 14, 2007.

The Donlin Creek project continues to move steadily ahead. Internal scoping studies have identified alternatives for project access and power supply and further studies to select preferred options are underway. A project Feasibility Study is targeted to

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

begin in the second half of 2004. Permitting is targeted to start in 2005 with a mine construction decision anticipated in 2007.

The Donlin Creek Project is now the largest known undeveloped gold deposit in North America with a Measured and Indicated Resource of over 11 million ounces of gold averaging 3 g/t and an additional Inferred category resource of 14 million ounces of gold at similar grade. As currently envisaged, Donlin Creek would be developed as a large scale open pit mining operation with a conventional pressure oxidation milling circuit similar to other Placer Dome mines such as the Porgera Mine in Papua New Guinea.

The State of Alaska has allocated and approved US $5 million to upgrade the access road from the Kuskokwim River beginning in 2003 as the first phase of a regional road expansion initiative. The Donlin Creek Joint Venture is working closely with local communities, native corporation land owners, and state and federal governments to develop a new world class mine at Donlin Creek. NovaGold will continue to report on the progress of the Donlin project over the coming quarters.

SpectrumGold Update

Significant progress has been made with NovaGold’s 56% owned subsidiary SpectrumGold Inc. that was successfully listed on the Toronto Stock Exchange on Oct 27th, 2003 (symbol SGX). NovaGold plans to maintain a controlling interest and consolidates its interest in SpectrumGold for financial reporting. SpectrumGold currently has $4.5 million in cash to be used to advance the Company’s portfolio of projects in Western Canada. At the Company’s Galore Creek Project an initial 10,000 foot drill program was completed using two core drills. Assay results are pending and will be reported after they are finalized later this fall. A major drill campaign is being planned for the 2004 field season in anticipation of completing a pre-feasibility study in the spring of 2005.

SpectrumGold also recently completed a 10,000 foot drill program at the McQuesten gold project located in the Keno

Hill Mining District outside of Mayo, Yukon. SpectrumGold has now earned a 70% interest in the property. Drill results are expected within a few weeks. Also in the Yukon, SpectrumGold has completed its major geologic compilation effort at the Brewery Creek property and anticipates undertaking a drill program in 2004 to evaluate the potential for a major sulfide gold target along the 15 kilometer mineralized trend.

Nome Operations

At the Company’s Nome Operations, the State of Alaska continues to move forward with the process to purchase an approximately 300 acre block of land from the Company for Phase 1 of the expansion of the Nome Airport. The State of Alaska has allocated and approved money for that purchase and engaged an appraiser to value the land. It is anticipated that an agreement to purchase the Phase 1 land block will be initiated in late 2003. The Port of Nome expansion project is also in the final planning stages and a primary contractor has been selected for construction in 2004. Both the Airport and Port expansion projects are expected to have a favourable impact on the Company’s land and future sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

We look forward to reporting on further positive developments on the Company’s projects during the coming months. In addition, the Company will continue to evaluate opportunities to acquire high quality exploration properties that show excellent potential for growth.

ON BEHALF OF THE BOARD OF DIRECTORS

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer
October 30, 2003

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended August 31, 2003

General

The following information should be read in conjunction with the Company’s August 31, 2003 unaudited consolidated financial statements and related notes, and the Company’s November 2002 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold has over $50 million of cash at October 27, 2003, has no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI).

Results of Operations

The Company had a net loss of $0.6 million (or $0.01 per share) for its third quarter, the three months ended August 31, 2003, compared with a net loss of $0.8 million (or $0.02 per share) for the third quarter in 2002. The decrease in the quarter’s loss was mainly due to a decrease in expenses of $0.4 million offset by a reduction of revenues by $0.2 million. These results showed a significant improvement over the first six months of 2003 when the Company had a loss of $4.8 million and over the first six months of 2002 when the loss was $2.1 million.

Net revenue from the Company’s Nome, Alaska operations and interest income totaled $0.4 million for the third quarter 2003, compared with $0.6 million in the same period in 2002. The Company completed a number of land sales in the third quarter of 2003 and as a result sales this quarter exceeded sales in the entire first six months of 2003 of $0.3 million.

Expenses were $1.0 million for the third quarter 2003 compared with $1.4 million in the third quarter 2002. Wages and benefits, and general and administrative costs increased by $0.3 million in the quarter due to the increased activity of the Company, increased staffing and the set up of a permanent head office in Vancouver. Professional fees, corporate development and communication reduced by $0.6 million reflecting savings due to managing many of these activities in house.

For the nine months ended August 31, 2003 the Company had a loss of $5.4 million (or $0.13 per share) compared with a loss of $2.9 million (or $0.09 per share) for the same period in 2002. The increased losses of $2.5 million arose entirely in the first six months of 2003 and were largely due to the increase in write-down of mineral properties of $0.8 million, an increase in foreign exchange losses of $1.0 million and, the reduction of net revenues of $1.0 million. These were offset by the reductions in professional fees of $0.5 million and corporate development and communications of $0.4 million

Net revenues for the nine months ended August 31, 2003 were $0.7 million compared with $1.7 million in the same period in 2002. The revenue in 2002 included $0.5 million of revenue from services outside of the Company’s Nome operations and no equivalent revenue amount arose in 2003. Expenses were $6.1 million for the nine months ended August 31, 2003 compared with $4.6 million for the same period in 2002. The increase in expenses was mainly due to the $0.8 million increase in mineral property write-downs and $1.0 million increase in foreign exchange losses that arose from the strengthening of the Canadian dollar.

Liquidity and Capital Resources

On June 30, 2003 the Company acquired a 43% interest in SpectrumGold Inc., a company formed jointly by NovaGold and Quest Capital Corporation (Quest), by a transfer of assets and contribution of cash. On August 13, 2003 NovaGold acquired from Quest approximately 2.28 million shares of SpectrumGold thus increasing NovaGold’s ownership to 59% of the then issued and outstanding shares of SpectrumGold. From this point SpectrumGold’s results were consolidated in NovaGold, with the acquisition being accounted for using the purchase method. Effective on July 31, 2003 SpectrumGold had obtained an option on the Galore Creek gold-silver-copper property in British Columbia and the accounting fair value adjustment on the acquisition of control of SpectrumGold was allocated entirely to that property.

During the nine months ended August 31, 2003 the Company expended $5.9 million on operating activities. The main elements were the $3.8 million of cash related to the loss for the period, plus the $3.3 million reduction in accounts payable primarily due to payments in December 2002, less the $1.2 million reduction in receivables mainly related to the funds reimbursed to the Company from activities on the Donlin Creek project prior to November 30, 2002. During the nine months the Company received $0.6 million from the exercise of stock options. Also the Company expended $3.4 million in investing activities including $2.7 million on mineral properties and property plant and equipment, and a net amount of $0.7 million on the acquisition of SpectrumGold.

Outlook

Subsequent to August 31, 2003 NovaGold completed a private placement unit financing for net proceeds of approximately $33.0 million and received $10.8 million through the exercise at $4.50 per share of warrants that were due to expire on October 18, 2003. NovaGold also purchased from SpectrumGold an additional 3.5 million shares at $0.75 per share increasing its ownership to 67%. On June 27, 2003 SpectrumGold had indirectly completed a $1.35 million special warrant financing. The funds from the financing were held in escrow, and at August 31, 2003 were reflected in the consolidated statements of the Company as both a current asset and a liability subject to release under certain conditions. Among

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

the conditions of the financing, the funds would be released to SpectrumGold automatically if SpectrumGold was listed on a Canadian stock exchange by a fixed date. SpectrumGold was listed on Toronto Stock Exchange on October 27, 2003 and the funds were released at that time.

Of the Company’s current funds of over $50 million, a total of $16 million has been designated for the initial development of the Company’s 100% owned Rock Creek gold project in Alaska and $6 million for the initial development of the 100% owned Nome Gold project both programs extending well into 2005. In addition the Company is planning, through SpectrumGold, to expend at least $2 million on the Galore Creek project and further expenditures are being contemplated. In addition a potential land sale of over $10 million related to the expansion of the Nome airport is anticipated although no agreement has yet been signed. The Company currently believes it has more than sufficient funds to meet its currently planned expenditures through 2005. As the Company’s projects progress into the construction phase the Company may supplement its finances from other sources outside of the equity markets that it has historically used.

The Company continues to look for other exploration or development opportunities in North America and other parts of the world.

Significant Accounting Policies

Mineral Properties and Related Deferred Costs
Consistent with other Canadian junior mining companies, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the units-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

Reclamation Costs
In recent years, the Company’s activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase related to assessing the technical feasibility and commercial viability of discovered mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the cost thereof will be accrued.

Share Option Plan
Effective December 1, 2002, the Company adopted the new recommendations for accounting for stock-based compensation as required by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). Further details are set out in note 5.

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ from those reported.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of resources and the corresponding grades. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the levels of gold in the resources will be realized.

Gold Price Volatility
The market price for gold is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of gold.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" but occur elsewhere in this Management’s Discussion and Analysis as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

CONSOLIDATED BALANCE SHEETS - UNAUDITED

	in thousands of Canadian dollars

	August 31	November 30
	2003	2002
	$	$

Assets
Current assets
Cash and cash equivalents	11,728	20,387
Restricted cash	1,353	-
Accounts receivable	792	2,021
Amounts receivable from related party	57	128
Inventory	83	92
Deposits and prepaid amounts	407	264
	14,420	22,892

Officer loan receivable	227	227
Property, plant and equipment	2,205	1,889
Mineral properties and related deferred costs (note 2)	30,587	27,403
Investments	207	207
Reclamation deposit	105	105
	47,751	52,723

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,146	6,106
Cash held in escrow	1,353	-
Loan payable	200	200
	4,699	6,306
Long term liabilities
Provision for reclamation costs	1,496	1,496
Non-controlling interests	1,395	-
	7,590	7,802

Shareholders’ Equity
Capital stock (note 4)	112,060	111,404
Contributed surplus	820	820
Deficit	(72,719)	(67,303)
	40,161	44,921
	47,751	52,723

“James Philip”	Director	“Clynton Nauman”	Director
Approved by the Board of Directors

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - UNAUDITED

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Nine Months Ended
	August 31		August 31
	2003	2002	2003	2002
	$	$	$	$

Revenue
Land, gravel, gold and other revenue	351	604	604	1,789
Interest income	62	43	214	72
	413	647	818	1,861

Cost of sales	54	84	134	123
	359	563	684	1,738

Expenses
Corporate development and communication	128	544	563	971
Foreign exchange (gain) loss	(76)	-	1,048	-
General and administrative	343	191	886	1,125
Professional fees	145	357	521	1,062
Wages and benefits	429	281	1,553	956
Write-down of mineral properties	-	-	1,503	735
Gain on settlement of convertible debenture	-	-	-	(212)
	969	1,373	6,074	4,637

Loss from equity investment	(36)	-	(36)	-
Non-controlling interests	10	-	10	-

Loss for the period	(636)	(810)	(5,416)	(2,899)
Deficit - Beginning of period	(72,083)	(65,936)	(67,303)	(63,847)
Deficit - End of period	(72,719)	(66,746)	(72,719)	(66,746)

Loss per share
Basic and diluted	(0.01)	(0.02)	(0.13)	(0.09)
Weighted average number of shares	42,810,076	37,711,410	42,702,834	33,590,405

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

CONSOLIDATED STATEMENT OF CASH FLOW - UNAUDITED

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Nine Months Ended
	August 31		August 31
	2003	2002	2003	2002
	$	$	$	$

Cash provided by (used by)
Operating activities
Net loss for the period	(636)	(810)	(5,416)	(2,899)
Items not affecting cash
Foreign exchange loss	-	-	-	46
Amortization	46	52	85	256
Non-controlling interests	(10)	-	(10)	-
Loss from equity investments	35	-	35	-
Issue of shares for settlement
of commitments	-	-	-	74
Non cash compensation	-	-	-	270
Gain on settlement of convertible royalty	-	-	-	(212)
Write down of mineral properties and
related deferred costs	-	-	1,503	735
Other non-cash items	-	-	-	75
	(565)	(758)	(3,803)	(1,655)
Net change in non-cash working capital
Decrease in amounts receivable,
deposits and prepaid amounts	1,367	237	1,184	114
(Increase) decrease in inventory	(2)	-	9	-
Increase (decrease) in accounts payable and
accrued liabilities	6	101	(3,340)	755
	806	(420)	(5,950)	(786)
Financing activities
Proceeds from issuance of common shares - net	242	556	656	19,442

Investing activities
Acquisition of property, plant and equipment	(58)	(78)	(400)	(426)
Acquistion of subsidiary (note 3)	(2,213)	-	(2,213)	-
Cash aquired with subsidiary	1,504	-	1,504	-
Expenditure on mineral properties and
related deferred costs - net	(1,451)	(4,606)	(2,256)	(7,520)
	(2,218)	(4,684)	(3,365)	(7,946)
Increase (decrease) in cash and cash
equivalents during the period	(1,170)	(4,548)	(8,659)	10,710

Cash and cash equivalents -
Beginning of the period	12,898	15,680	20,387	422

Cash and cash equivalents - End of the period	11,728	11,132	11,728	11,132

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

1. BASIS OF PRESENTATION

These unaudited consolidated financial statements include the accounts of NovaGold Resources Inc., its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc., and Nova-Venez Resources Inc. and its subsidiary, SpectrumGold Inc. (SpectrumGold).

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2002 Annual Report and have been consistently followed in the preparation of these financial statements except as disclosed in note 5. Accordingly, these financial statements should be read in conjunction with the 2002 Annual Report.

In the opinion of management, the unaudited consolidated financial statements present fairly the Company’s financial position as of August 31, 2003, the results of its operations and its cash flows for the three-month and nine-month period ended August 31, 2003. The results of operations and cash flows are not necessarily indicative of the future results of operations or cash flows.

2. MINERAL PROPERTIES AND RELATED DEFERRED COSTS

For the nine months ended August 31, 2003:		in thousands of Canadian dollars

	Balance -			Balance -
	November 30,	Expenditures		August 31,
	2002	Acquistions	Write downs	2003
	$	$	$	$

Alaska, USA
Donlin Creek	17,384	27	-	17,411
Shotgun	4,260	67	-	4,327
Rock Creek	3,142	1,707	-	4,849
North Donlin	84	-	-	84
Nome Gold Project	55	141	-	196

Yukon and British Columbia, Canada[1]
Galore Creek	-	1,382	-	1,382
Brewery Creek	-	1,077	-	1,077
Harlan	689	-	(657)	32
McQuesten	902	282	-	1,184
Sprogge	795	-	(758)	37
Klondike	92	-	(88)	4
Other	-	4	-	4

	27,403	4,687	(1,503)	30,587
1 The properties in the Yukon and British Columbia are held by SpectrumGold Inc. (see note 3).

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

3. BUSINESS ACQUISITION

On June 30, 2003, the Company acquired a 42.86% interest in SpectrumGold Inc. pursuant to an agreement whereby the Company contributed mineral properties located in the Yukon and cash of $500,000 in exchange for 6,000,000 common shares or 42.86% of SpectrumGold. The Company has accounted for this investment using the equity method from this date until it acquired an additional interest on August 13, 2003.

On August 13, 2003, the Company acquired an additional 16.31% for a total of 59.17% interest in SpectrumGold by purchasing 2,284,425 shares for cash of $1,713,319 from Quest Capital Corporation. This acquisition was accounted for using the purchase method and the results of operations are included in NovaGold’s consolidated financial statements from this date.

On June 27, 2003 SpectrumGold indirectly completed a special warrant financing for 3,383,500 special warrants at $0.40 per special warrant. The $1,353,400 received from the financing was held in escrow and reflected in SpectrumGold’s financial statements as both a current asset and current liability, subject to release of the funds to SpectrumGold under certain conditions. Among the conditions of the financing, the funds would be released to SpectrumGold automatically if SpectrumGold was listed on a Canadian stock exchange by a fixed date. SpectrumGold was listed on the Toronto Stock Exchange on October 27, 2003 and the funds were released at that time and 3,383,500 shares of SpectrumGold were issued to the special warrant holders.

The values assigned to the net assets acquired on a preliminary basis are as follows:
in thousands of Canadian dollars

August 13, 2003
$

Cash and restricted cash	2,857
Other recievables	27
Mineral properties[1]	2,290
Restricted cash	(1,353)
Amounts payable	(379)
Net assets acquired	3,442
1 Fair value adjustment of $1,142,000 was allocated to the Galore Creek property (see note 2).

Non-controlling interests at August 13, 2003 amounted to $1,405,000.

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

4. CAPITAL STOCK

Authorized
100,000,000 common shares without nominal or par value	in thousands of Canadian dollars
10,000,000 preferred shares issuable in one or more series
	Number of	Value
Issuance of common stock	Shares	$

Balance at November 30, 2002	42,494,815	111,404

Issued
For cash pursuant to option agreements	404,500	652
For cash pursuant to warrant agreements	842	4

Balance at August 31, 2003	42,900,157	112,060

5. STOCK OPTIONS

The Company has a stock option plan providing for the issuance of up to 6,500,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten-year period from the date of grant.

Effective December 1, 2002, the Company adopted the new recommendations for accounting for stock options as required by CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments ("CICA 3870"). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are applied prospectively to awards granted on or after the date of adoption.

As permitted by CICA 3870, the Company has elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options to employees under our stock based compensation plan. Accordingly, no compensation cost will be recognized for stock options whose exercise price was equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided the pro forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation. Details of pro forma net income and net income per share are set out on the following page.

Had the Company determined compensation costs for this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company’s net loss of

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

$5,416,000 and loss per share of $0.13 would have been increased to the pro forma net loss of $9,145,000 and loss per share of $0.21 for the nine months ended August 31, 2003.

The fair values of options included in the pro forma amounts have been estimated using an option-pricing model. Assumptions used in the pricing model are an average risk-free interest rate of 3.62%, expected life of 5 years, expected volatility of 75% and no expected dividends. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6. SEGMENTED INFORMATION The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations	located in Alaska. The Company’s exploration assets are located in the United States and Canada and the geographical breakdown is shown in note 2.

7. SUBSEQUENT EVENTS

On October 1, 2003, NovaGold issued 7,000,000 units at a purchase price of $5.00 per unit for net proceeds of $33,050,000. Each unit was comprised of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $7.00 at any time until October 1, 2008.

On October 7, 2003, NovaGold purchased an additional 3,500,000 shares of SpectrumGold at $0.75 per share for a total of $2,650,000. NovaGold’s total interest in SpectrumGold after the purchase is 11,784,425 shares or 67.34% of the issued and outstanding common shares. On October 27, 2003 SpectrumGold was listed on the Toronto Stock Exchange and $1,353,000 of funds held in escrow was released to SpectrumGold (see note 3).

On October 18, 2003 the Company’s $4.50 purchase warrants were exercised for proceeds of $10,800,000. These warrants were issued in April 2002 and due to expire on October 18, 2003.

Q u a r t e r l y    R e p o r t

N o v a G o l d   R e s o u r c e s   I n c .

CORPORATE INFORMATION

OFFICERS	DIRECTORS	HEADQUARTERS

Rick Van Nieuwenhuyse, M.Sc.	George Brack	Suite 3454, Four Bentall Centre
President & CEO	North Vancouver, British Columbia
1055 Dunsmuir Street
R.J. (Don) MacDonald, C.A.	Gerald McConnell	P.O. Box 49215
Senior Vice President & CFO	Kings County, Nova Scotia	Vancouver, British Columbia V7X
Tel: (604) 669-6227
Greg S. Johnson, B.Sc. Honors	Cole McFarland
Vice President, Corporate Development	Fallbrook, California	Fax: (604) 669-6272
Toll Free Tel: 1 (866) 669-6227
Joe R. Piekenbrock, M.Sc.	Clynton Nauman
Vice President, Exploration	Blaine, Washington	info@novagold.net

Doug Brown, B.Sc., M.Sc.	Rick Van Nieuwenhuyse	Website: www.novagold.net
Vice President, Business Development	Los Gatos, California

BANKERS	James Philip, C.A.	NOME OPERATIONS
Coquitlam, British Columbia
The Toronto Dominion Bank		P.O. Box 640
	STOCK LISTING	Nome, Alaska 99762-0640
Mitch Erickson
AUDITORS	Toronto Stock Exchange	Lands and Operations Manager
Common shares: NRI
PricewaterhouseCoopers LLP	Warrants: NRI.WT	Tel: (907) 443-5272
Vancouver, British Columbia	SpectrumGold: SGX	Fax: (907) 443-5274

LEGAL COUNSEL	REGISTRAR AND TRANSFER AGENT	mitch.erickson@novagold.net

Patterson Palmer	ComputerShare Trust Company
Halifax, Nova Scotia	Halifax, Nova Scotia

Donlin Creek camp and 25 million ounce resource area

Q u a r t e r l y    R e p o r t